Ms. Howell and Mr. Alper:

In addition to filing Amendment No. 4 via Edgar, we are sending a black-line reflecting the changes made in response to the staff’s letter dated December 1, 2006, our response letter and a copy of the agreement you requested in comment 19.

Regards,
Miriam A. de Oliveira